Exhibit 99.1

Janus Investment Fund ("JIF")

			Lipper Rankings Based on Total Returns as of 9/30/08									
			1-Year		3-Year		5-Year		10-Year		Since PM Inception	
	PM Inception	Lipper Category	Percentile Rank (%)	Rank / Total Funds	Percentile Rank (%)	Rank / Total Funds	Percentile Rank (%)	Rank / Total Funds	Percentile Rank (%)	Rank / Total Funds	Percentile Rank (%)	Rank / Total Funds
Growth Funds												
Janus Twenty Fund [1]	Jan-08	Large-Cap Growth Funds	15	112 / 769	1	1 / 652	1	1 / 538	11	28 / 255		‡
Janus Fund	Oct-07	Large-Cap Growth Funds	57	436 / 769	29	184 / 652	34	181 / 538	46	117 / 255		‡
Janus Orion Fund	Dec-07	Multi-Cap Growth Funds	44	220 / 509	2	6 / 382	1	1 / 325	—	—		‡
Janus Research Fund	Jan-06	Large-Cap Growth Funds	66	504 / 769	14	87 / 652	7	36 / 538	9	21 / 255	15	98 / 673
Janus Enterprise Fund	Oct-07	Mid-Cap Growth Funds	12	70 / 611	5	23 / 525	3	12 / 421	50	96 / 192		‡
Janus Venture Fund [1]	Jan-01	Small-Cap Growth Funds	93	555 / 597	48	233 / 494	34	133 / 399	50	97 / 195	33	97 / 297
Janus Triton Fund	Jun-06	Small-Cap Growth Funds	40	236 / 597	5	22 / 494	—	—	—	—	3	15 / 526
Core Funds												
Janus Contrarian Fund	Feb-00	Multi-Cap Core Funds	85	691 / 815	4	25 / 638	1	1 / 465	—	—	10	24 / 247
Janus Growth and Income Fund	Nov-07	Large-Cap Core Funds	95	801 / 850	94	669 / 716	55	329 / 600	24	81 / 339		‡
Janus Balanced Fund	Apr-05	Mixed-Asset Target Alloc. Mod. Funds	7	32 / 498	3	9 / 362	7	16 / 244	5	7 / 139	2	6 / 351
Janus Fundamental Equity Fund	Nov-07	Large-Cap Core Funds	81	684 / 850	63	449 / 716	10	56 / 600	8	26 / 339		‡
INTECH Risk-Managed Stock Fund	Feb-03	Multi-Cap Core Funds	19	148 / 815	54	340 / 638	17	78 / 465	—	—	28	120 / 441
Global/International Funds												
Janus Overseas Fund [1]	Jun-03	International Funds	85	969 / 1150	1	5 / 829	1	4 / 684	6	19 / 340	1	4 / 664
Janus Worldwide Fund	Jun-04	Global Funds	85	387 / 458	77	270 / 352	98	270 / 277	88	115 / 131	89	262 / 296
Janus Global Life Sciences Fund	Apr-07	Global Healthcare/Biotechnology Funds	20	12 / 60	35	19 / 54	8	4 / 49	—	—	12	7 / 60
Janus Global Technology Fund	Jan-06	Global Science & Technology Funds	2	1 / 95	17	15 / 90	27	21 / 78	—	—	17	15 / 90
Janus Global Research Fund	Feb-05	Global Funds	48	219 / 458	8	25 / 352	—	—	—	—	3	8 / 321
Janus Global Opportunities Fund	Jun-01	Global Funds	59	268 / 458	63	222 / 352	77	213 / 277	—	—	19	38 / 205
Value Funds												
Janus Mid Cap Value Fund - Inv(2)	Aug-98	Mid-Cap Value Funds	3	8 / 359	2	5 / 275	8	16 / 209	3	2 / 73	3	2 / 68
Janus Small Cap Value Fund - Inv.(1,2)	Feb-97	Small-Cap Core Funds	2	8 / 796	8	50 / 633	18	87 / 493	14	28 / 204	9	10 / 122
Income Funds												
Janus Flexible Bond Fund	May-07	Intermediate Investment Grade Debt	5	27 / 565	5	22 / 462	11	40 / 395	22	43 / 198	10	50 / 537
Janus High-Yield Fund	Dec-03	High Current Yield Funds	27	122 / 466	22	83 / 390	39	130 / 338	19	34 / 185	31	104 / 343
Janus Short-Term Bond Fund	May-07	Short Investment Grade Debt	7	18 / 261	7	14 / 211	8	14 / 174	13	11 / 84	11	27 / 259
Asset Allocation Funds												
Janus Smart Portfolio-Growth	Dec-05	Mixed-Asset Target Alloc. Growth Funds	72	477 / 663	—	—	—	—	—	—	7	36 / 559
Janus Smart Portfolio-Moderate	Dec-05	Mixed-Asset Target Alloc. Mod. Funds	49	244 / 498	—	—	—	—	—	—	9	31 / 384
Janus Smart Portfolio-Conservative	Dec-05	Mixed-Asset Target Alloc. Cons. Funds	46	204 / 446	—	—	—	—	—	—	4	13 / 341

Please consider the charges, risks, expenses and investment objectives carefully before investing. For a prospectus containing this and other information, please call Janus at 1-800-525-1068 or download the file from janus.com. Read it carefully before you invest or send money.

Lipper Inc. – A Reuters Company, is a nationally recognized organization that ranks the performance of mutual funds within a universe of funds that have similar investment objectives. Rankings are historical with capital gains and dividends reinvested. If an expense waiver was in effect, it may have had a material effect on the total return or yield for the period.

Data presented reflects past performance, which is no guarantee of future results.

Notes:

(1) Closed to new investors.
(2) Ranking is for the investor share class only; other classes may have different performance characteristics.
‡ The Fund's since PM-Inception ranking is not available.

Janus Adviser Series ("JAD") Class S Shares

			Lipper Rankings Based on Total Returns as of 9/30/08									
			1-Year		3-Year		5-Year		10-Year		Since PM Inception	
	PM Inception	Lipper Category	Percentile Rank (%)	Rank / Total Funds	Percentile Rank (%)	Rank / Total Funds	Percentile Rank (%)	Rank / Total Funds	Percentile Rank (%)	Rank / Total Funds	Percentile Rank (%)	Rank / Total Funds
Growth Funds												
Forty Fund	Jan-08	Large-Cap Growth Funds	**23**	**172 / 769**	**1**	**3 / 652**	**1**	**2 / 538**	**1**	**1 / 255**	**‡**	
Mid Cap Growth Fund	Oct-07	Mid-Cap Growth Funds	**10**	**58 / 611**	**5**	**26 / 525**	**4**	**13 / 421**	**52**	**99 / 192**	**‡**	
Large Cap Growth Fund	Oct-07	Large-Cap Growth Funds	**56**	**429 / 769**	**38**	**245 / 652**	**45**	**238 / 538**	**41**	**103 / 255**	**‡**	
INTECH Risk-Managed Growth Fund	Jan-03	Multi-Cap Growth Funds	**35**	**175 / 509**	**70**	**267 / 382**	**71**	**231 / 325**	**—**	**—**	**77**	**234 / 306**
Orion Fund	Dec-07	Mid-Cap Growth Funds	**43**	**258 / 611**	**3**	**12 / 525**	**—**	**—**	**—**	**—**	**‡**	
Small-Mid Growth Fund	Jun-06	Small-Cap Growth Funds	**46**	**273 / 597**	**6**	**25 / 494**	**—**	**—**	**—**	**—**	**5**	**22 / 526**
Core Funds												
Balanced Fund	Apr-05	Mixed-Asset Target Alloc. Mod. Funds	**7**	**30 / 498**	**4**	**12 / 362**	**9**	**20 / 244**	**3**	**4 / 139**	**3**	**9 / 351**
Growth and Income Fund	Nov-07	Large-Cap Core Funds	**97**	**819 / 850**	**97**	**692 / 716**	**73**	**437 / 600**	**14**	**45 / 339**	**‡**	
Fundamental Equity Fund	Nov-07	Large-Cap Core Funds	**79**	**667 / 850**	**63**	**446 / 716**	**11**	**64 / 600**	**8**	**24 / 339**	**‡**	
Small Company Value Fund	Mar-02	Small-Cap Core Funds	**59**	**465 / 796**	**36**	**226 / 633**	**50**	**244 / 493**	**—**	**—**	**24**	**99 / 414**
INTECH Risk-Managed Core Fund	Jan-03	Multi-Cap Core Funds	**20**	**159 / 815**	**57**	**360 / 638**	**19**	**86 / 465**	**—**	**—**	**25**	**107 / 432**
Contrarian Fund	Aug-05	Multi-Cap Core Funds	**85**	**687 / 815**	**12**	**75 / 638**	**—**	**—**	**—**	**—**	**3**	**15 / 629**
Global/International/ Funds												
International Growth Fund (1)	Jun-03	International Funds	**56**	**636 / 1150**	**1**	**2 / 829**	**1**	**3 / 684**	**6**	**18 / 340**	**1**	**3 / 664**
Worldwide Fund	Jun-04	Global Funds	**85**	**389 / 458**	**83**	**292 / 352**	**99**	**273 / 277**	**85**	**111 / 131**	**91**	**269 / 296**
International Equity Fund	Nov-06	International Funds	**13**	**147 / 1150**	**—**	**—**	**—**	**—**	**—**	**—**	**8**	**71 / 1010**
INTECH Risk-Managed International Fund	May-07	International Funds	**38**	**429 / 1150**	**—**	**—**	**—**	**—**	**—**	**—**	**36**	**392 / 1105**
Value Funds												
Mid Cap Value Fund	Dec-02	Mid-Cap Value Funds	**3**	**8 / 359**	**1**	**2 / 275**	**9**	**17 / 209**	**—**	**—**	**13**	**26 / 202**
INTECH Risk-Managed Value Fund	Dec-05	Multi-Cap Value Funds	**29**	**117 / 416**	**—**	**—**	**—**	**—**	**—**	**—**	**35**	**116 / 334**
Alternative Funds												
Long/Short Fund (1)	Aug-06	Long/Short Equity Funds	**39**	**31 / 79**	**—**	**—**	**—**	**—**	**—**	**—**	**30**	**15 / 50**
Income Funds												
Flexible Bond Fund	May-07	Intermediate Investment Grade Debt	**5**	**25 / 565**	**8**	**34 / 462**	**16**	**61 / 395**	**21**	**41 / 198**	**9**	**44 / 537**
Floating Rate High Income Fund	May-07	Loan Participation Funds	**29**	**22 / 75**	**—**	**—**	**—**	**—**	**—**	**—**	**31**	**22 / 70**
High-Yield Fund	Aug-05	High Current Yield	**24**	**110 / 466**	**26**	**100 / 390**	**—**	**—**	**—**	**—**	**31**	**119 / 390**

Rankings are for the Class S Shares only; other classes may have different performance characteristics.

Note:

(1) Closed to new investors.

‡ The Fund's since PM-Inception ranking is not available.

Janus Aspen Series ("JAS") Institutional Shares

| | | | Lipper Rankings Based on Total Returns as of 9/30/08 | | | | | | | | | | |
| | | | 1-Year | | 3-Year | | 5-Year | | 10-Year | | Since PM Inception | |
	PM Inception	Lipper Category	Percentile Rank (%)	Rank / Total Funds	Percentile Rank (%)	Rank / Total Funds	Percentile Rank (%)	Rank / Total Funds	Percentile Rank (%)	Rank / Total Funds	Percentile Rank (%)	Rank / Total Funds
Growth Funds												
Forty Portfolio	Jan-08	VA Large-Cap Growth	24	49 / 207	1	1 / 192	1	1 / 177	2	1 / 61	‡	
Large Cap Growth Portfolio	Oct-07	VA Large-Cap Growth	42	86 / 207	20	38 / 192	40	70 / 177	54	33 / 61	‡	
Mid Cap Growth Portfolio	Oct-07	VA Mid-Cap Growth	11	15 / 147	3	3 / 135	5	6 / 121	40	16 / 40	‡	
Core Funds												
Balanced Portfolio	Apr-05	VA Mixed-Asset Target Alloc Mod.	8	11 / 154	2	2 / 110	7	5 / 78	7	3 / 48	1	1 / 100
Growth and Income Portfolio	Nov-07	VA Large-Cap Core	95	199 / 209	95	176 / 186	64	108 / 170	9	7 / 84	‡	
Fundamental Equity Portfolio	Nov-07	VA Large-Cap Core	80	166 / 209	74	137 / 186	13	22 / 170	5	4 / 84	‡	
Global/International Funds												
Worldwide Growth Portfolio	Jun-04	VA Global	86	93 / 108	80	65 / 81	96	70 / 72	84	31 / 36	90	70 / 77
International Growth Portfolio [1]	Jun-03	VA International	87	217 / 249	1	1 / 217	1	1 / 196	6	5 / 96	1	1 / 194
Global Life Sciences Portfolio	Oct-04	VA Health/Biotechnology	25	9 / 35	21	7 / 33	7	2 / 28	—	—	4	1 / 32
Global Technology Portfolio	Jan-06	VA Science & Technology	11	6 / 57	15	8 / 53	24	12 / 50	—	—	19	10 / 53
Value Funds												
Mid Cap Value Portfolio	May-03	VA Mid-Cap Value	2	1 / 73	2	1 / 66	2	1 / 54	—	—	2	1 / 53
Income Funds												
Flexible Bond Portfolio	May-07	VA Intermediate Investment Grade Debt	10	6 / 64	13	7 / 57	15	8 / 53	8	2 / 24	19	12 / 64

Rankings are for the Institutional Shares only; other classes may have different performance characteristics.

Note:

(1) Closed to new investors.

‡ The Fund's since PM-Inception ranking is not available.

Please consider the charges, risks, expenses and investment objectives carefully before investing. For a prospectus containing this and other information, please call Janus at 1-800-525-1068 or download the file from janus.com. Read it carefully before you invest or send money.

Lipper Inc. – A Reuters Company, is a nationally recognized organization that ranks the performance of mutual funds within a universe of funds that have similar investment objectives. Rankings are historical with capital gains and dividends reinvested. If an expense waiver was in effect, it may have had a material effect on the total return or yield for the period.

Data presented reflects past performance, which is no guarantee of future results.